N E W S

                                                                                    May 28, 2002

                                                                                    Beth Copeland
                                                                                    (317) 269-1395

                                                                                    FOR IMMEDIATE RELEASE

First Indiana Corporation Elects Anat Bird to Board of Directors
Nationally Known Industry Expert Will Aid First Indiana in Strategic Development

          (INDIANAPOLIS) – First Indiana Corporation today announced the election of Anat Bird as a director of First Indiana Corporation and First Indiana Bank, N.A., effective May 19, 2002.

          Ms. Bird is the president and chief executive officer of SCB Forums, LTD., which she founded in 1994. SCB Forums arranges and facilitates peer group meetings for bank CEOs and provides consulting services to financial services companies. Prior to that, Ms. Bird held top executive positions at several banks, including California Community Bancshares, Wells Fargo Bank, Norwest Bank, and Roosevelt Bank.

          She is a nationally renowned banking industry expert who has published six books, including the best-selling SuperCommunity Banking: A SuperStrategy for Success and SuperCommunity Banking: Winning the War for the Customer Relationship. She has written over 300 articles for financial industry publications and is a columnist for the American Banker, the leading daily paper for the industry. She is a prolific speaker, having participated in over 250 national and regional banking and other industry forums. In addition, she has been an instructor

First Indiana Corporation Elects Anat Bird to Board of Directors
May 28, 2002

at many banking schools around the country and has taught MBA courses and classes at Temple University, Duke University, and the University of California – Davis. She has served on boards of the Wharton-Recanati Business School Partnership, The First Executive Bank, and Bankers Magazine.

          Ms. Bird lives in Granite Bay, California, with her husband and four of her six children.

          First Indiana Corporation is a full-service financial services company offering comprehensive financial solutions to businesses and individuals. It is the holding company for First Indiana Bank, N.A., the largest bank headquartered in Indianapolis, and Somerset Financial Services, an accounting and consulting firm. Founded in 1915, First Indiana Bank is a national bank with $2.1 billion in assets and 26 offices in Central Indiana, plus construction and consumer loan offices in Indiana, Arizona, Florida, Illinois, North Carolina, and Ohio. First Indiana also originates consumer loans in 46 states through a national independent agent network. Through Somerset Financial Services and FirstTrust Indiana, a division of First Indiana Bank, First Indiana offers a full array of tax planning, accounting, consulting, retirement and estate planning, and investment advisory and trust services. Information about First Indiana is available at (317) 269-1200, or at www.firstindiana.com, which is not a part of this news release.